

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2020

Steven Zhang
Chief Financial Officer
MINISO Group Holding Ltd
25F, Heye Plaza, No.486, Kangwang Middle Road
Liwan District, Guangzhou 510140, Guangdong Province
The People's Republic of China

> **Re: MINISO Group Holding Ltd**
> **Registration Statement on Form F-1**
> **Filed September 23, 2020**
> **File No. 333-248991**

Dear Mr. Zhang:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 Filed September 23, 2020

Forum selection provisions in our post-offering memorandum, page 71

1.   We note your response to prior comment 2. Given the bracketed language contained in this risk factor discussion, it is not clear to the staff whether the depositary agreement will contain exclusive forum provisions. If so, the third sentence of the risk factor should be revised to clarify that questions of enforceability are not limited to the companies' organizational documents. As such, please revise here and under the risk factor entitled "Your rights to pursue claims against the depositary " to include an appropriate discussion of the enforceability of exclusive forum provisions in the deposit agreement. In addition,

please revise both risk factors to state unequivocally that investors may not waive compliance with federal securities laws and the rules and regulations thereunder. In this regard, we note that the second-to-last sentence in the risk factor entitled "Forum selection provisions in our post-offering memorandum" might be considered ambiguous as to whether it is possible for an investor to waive compliance with federal securities laws.

<u>We are entitled to amend the deposit agreement, page 72</u>

2.   Please expand this risk factor to explain how you will notify investors if you and the depositary agree to amend the deposit agreement.

<u>Our Supplier Network, page 131</u>

3.   We note your response to prior comment 1. It is unclear if you rely on agreements with suppliers to maintain your 8,000 SKUs and to launch 100 new SKUs per week. If you rely on agreements, please describe the material terms of your agreements with key suppliers. If you do not, please revise to clarify.

<u>Exhibit 23.1</u>
<u>Consent of Independent Registered Public Accounting Firm, page General</u>

4.   Please have your independent registered public accounting firm provide reference to the financial statements of MINISO Group Holding Limited and the date of their auditor's report in their consent.

<u>Exhibits</u>

5.   Please revise Exhibit 5.1 to eliminate inappropriate, readily ascertainable, and/or verifiable assumptions (such as Section 2.4). Also, counsel may examine such documents as it deems appropriate to render its opinion but may not limit its opinion to certain documents; please revise Section 1 to clarify that counsel has examined all other documents as it has deemed necessary to render its opinion.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Z. Julie Gao